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For Immediate Release: Contact: George Maldonado
                                                                     Director of Proxy Voting Services
                                                                     (914) 921-7733

                                                                     For further information please visit
                                                                     www.gabelli.com

GAMCO Comments on Ingles Markets' 2018 Annual Meeting

RYE, N.Y., March 13, 2018 – GAMCO Asset Management Inc., ("GAMCO"), an affiliate of GAMCO Investors, Inc. (NYSE: GBL), is privileged to announce that Mr. John "Jack" R. Lowden is included in Ingles Markets, Incorporated's (the "Company") (NASDAQ: IMKTA) slate of director nominees for election by the holders of Class A Common Stock at the Company's 2018 Annual Meeting of Stockholders to be held on April 24th in Asheville, North Carolina.

GAMCO Investors, Inc, through its subsidiaries, manages assets of private advisory accounts (GAMCO), mutual funds and closed-end funds (Gabelli Funds, LLC) and is known for its Private Market Value with a Catalyst™ style of investment. As of December 31, 2017, GAMCO Investors, Inc. had $43.1 billion in assets under management.

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